UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

On August 30, 2018, PartnerRe Ltd. ("PartnerRe") announced changes to its Board of Directors: Non-Executive Director Brian Dowd to replace John Elkann as Chairman - Mr. Elkann will remain a Director; Mary Ann Brown to be appointed as Non-Executive Director; and Nikhil Srinivasan to step down as a Director and assume appointment as Chief Investment Officer, each effective September 1, 2018.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release – dated August 30, 2018

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release – dated August 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	August 30, 2018	By:	/s/ Wanda Mwaura
Name: Wanda Mwaura
Title: Chief Accounting Officer